Exhibit 3.6

FIRST AMENDMENT TO BYLAWS OF

F45 TRAINING HOLDINGS INC.

Adopted by the Board of Directors effective as of October 6, 2020

This First Amendment to the Bylaws (the “Bylaws”) of F45 Training Holdings Inc., a Delaware corporation (the “Company”) hereby amends the Bylaws of the Company in the following respects:

1.	Section 3.8 of the Bylaws is hereby amended by deleting the phrase “24 hours” where it appears and inserting the phrase “48 hours” in its place.

2.	Section 3.9 of the Bylaws is hereby amended and restated as follows:

3.9    QUORUM REQUIRED, VOTE AND ADJOURNMENT

Except as otherwise provided by law or these bylaws: (a) at each meeting of the board of directors, the presence of not less than a majority of the whole board shall be necessary and sufficient to constitute a quorum for the transaction of business and (b) the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors; provided, that, for so long as Kennedy Lewis Management LP or its affiliates have the right to designate a director pursuant to that certain Amended and Restated Stockholders’ Agreement of the corporation, dated as of October 6, 2020 (as it may be amended or restated from time to time, the “SHA”), the KLIM Director (as defined in the SHA) must be present to constitute such quorum. If a quorum is not present at any meeting of directors, the directors present may adjourn such meeting to another time and place. Notwithstanding anything to the contrary set forth in this Section 3.9 of these bylaws, if the absence of a quorum at any meeting at which proper notice to directors was given pursuant to Section 3.8 of these bylaws was due to the failure of the KLIM Director to attend such meeting, the presence of the KLIM Director shall not be required to constitute a quorum at the reconvened meeting of the board of directors; provided, that notice of such reconvened meeting shall be given pursuant to Section 3.8 of these bylaws as if it was an originally called meeting; provided, further, that, the presence of the KLIM Director shall be required to constitute a quorum at the next subsequent meeting of the board of directors held after such reconvened meeting of the board of directors (so long as such meeting is not itself a reconvened meeting in respect of an originally called meeting that was adjourned due to the absence of a quorum caused by the failure of the KLIM Director to attend such meeting).

3.	Except as specifically amended above, the Bylaws shall remain in full force and effect.